Exhibit 99.1

November 1, 2009

Mr. Matthew K. Rose

Chairman, President, CEO

Burlington Northern Santa Fe

2650 Lou Menk Drive

Fort Worth, TX 76131-2830

Dear Matt:

I hereby confirm that I will vote the Berkshire Class A and Class B Common Stock owned by me, which represents 31.6% of the aggregate voting power of the Class A and Class B Common Stock and 10.1% of the voting power of the Class B Common Stock, in favor of all approvals necessary to effect the stock split of the Class B Shares and the adoption of the Berkshire equity plan as described in the merger agreement between Berkshire and BNSF.

Sincerely,

/s/ Warren E. Buffett